Exhibit 99.57

RIO ALTO GUIDES 190,000 - 210,000 OZS OF GOLD FOR 2012 AND RELEASES STRONG
Q2 RESULTS

For Immediate Release	August 7, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that the Company has increased its gold production guidance for 2012 from a range of 150 - 160,000 ounces to a range of 190,000 to 210,000 ounces at a cash cost per ounce of gold sold within a range of $500 to $550. The Company is also pleased to announce that it earned $0.17 per share for the quarter ended June 30, 2012 ($0.37 per share for the six months ended June 30, 2012).

Of the 58,081 ounces produced during the second quarter Rio Alto delivered 14,847 ounces to settle delivery obligations under its gold prepayment facility until September 2013 and in July 2012 settled the September 2013 delivery requirement. This leaves the Company free to sell all of its production until October 2013 for cash.

Rio Alto’s unaudited condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2012 and the associated management’s discussion and analysis of the Company’s financial condition and the results of its operations, which includes the determination of cash cost per ounce of gold sold may be viewed within the Company’s SEDAR profile at www.sedar.com.

This news release contains certain forward-looking information including statements concerning the expected production of gold and the cost thereof. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, Director & CFO	Alejandra Gomez, Investor Relations
Phone: +1 778 389 5907	Phone: +1 604 628 1401
Fax: +1 866 393 4493	Fax: +1 866 393 4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com